LAW OFFICES
Silver,  Freedman & Taff,  L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET NW, SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX:   (202) 337-5502
WWW.SFTLAW.COM

April __, 2008

MutualFirst Financial, Inc.
110 E. Charles Street
Muncie, Indiana 47305

Re:       Agreement and Plan of Merger dated as of January 7, 2008 by and among
MutualFirst Financial, Inc., MutualFirst Acquisition Corp. and MFB Corp.

Ladies and Gentlemen:

We have acted as counsel to MutualFirst Financial, Inc., (“MutualFirst”), a Maryland corporation, and MutualFirst Acquisition Corp. (“Acquisition Corp.”), an Indiana corporation that is a wholly owned, first tier subsidiary of MutualFirst, in connection with the proposed merger (the "Merger") of MFB Corp. (“MFB”), an Indiana corporation, with and into Acquisition Corp.  The Merger will be consummated pursuant to the Agreement and Plan of Merger, dated as of January 7, 2008, between MutualFirst, Acquisition Corp. and MFB (the "Merger Agreement").  For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement.  This opinion is being rendered to you for use in connection with Registration Statement being filed by you with the SEC pursuant to Section 7.4 of the Merger Agreement.

In rendering such opinion, we have assumed with your consent that (i) the Merger will be effected in accordance with the Merger Agreement; (ii) the Merger will qualify as a statutory merger under Indiana state law; (iii) the statements concerning the Merger set forth in the Merger Agreement are true, complete and correct as of the date hereof and at the Effective Time; (iv) the representations made by MutualFirst and MFB in the Merger Agreement and in their respective letters delivered to us for purposes of this opinion (the "Representation Letters") are true, complete and correct as of the date hereof and at the Effective Time; and (v) any representations made in the Representation Letters "to the best knowledge of" or similarly qualified are true, correct and complete without such qualification.  We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the terms and conditions of the Merger Agreement.

Our opinion is based solely upon applicable law and the factual information contained in the above-mentioned documents.  In rendering our opinion, we have assumed the accuracy of all information contained in each of such documents.  We also have assumed the authenticity of all original documents, the conformity of all copies to the original documents, and the genuineness of all signatures.  We have not attempted to verify independently the accuracy of any information in any such document, and we have assumed that such documents accurately and completely set forth all material facts relevant to this opinion.  All of our assumptions were made with your consent.  If any fact or assumption described herein is incorrect, any or all of the federal income tax consequences described herein may be inapplicable.

OPINIONS

Subject to the foregoing and the limitations expressed elsewhere herein, we are of the opinion that for federal income tax purposes:

1. The Merger will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), by virtue of the provisions of Section 368(a)(2)(D) of the Code.  Each of MutualFirst, Acquisition Corp. and MFB shall be party to the reorganization within the meaning of Code section 368(b).

2.           No gain or loss will be recognized by MutualFirst, Acquisition Corp. or MFB as a result of the Merger.

3.           Each shareholder of MFB, who exchanges, in the Merger, shares of MFB Common Stock solely for shares of MutualFirst Common Stock:

(a)           will recognize no gain or loss, except with regard to cash received in lieu of a fractional share, as discussed below (Code section 354(a)(1));

(b)           will have an aggregate basis for the shares of MutualFirst Common Stock received (including any fractional share of MutualFirst Common Stock deemed to be received, as described in paragraph 6 below) equal to the aggregate basis of the shares of MFB Common Stock surrendered (Code section 358(a)(1)); and

(c)           will have a holding period for the shares of MutualFirst Common Stock received (including any fractional share of MutualFirst Common Stock deemed to be received, as described in paragraph 6 below) which includes the period during which the shares of MFB Common Stock surrendered were held, provided that the shares of MFB Common Stock surrendered were capital assets in the hands of such holder at the time of the Merger (Code section 1223(1)).

4.           Each shareholder of MFB who receives solely cash in exchange for MFB Common Stock pursuant to the Merger will recognize gain or loss (determined separately as to each block of MFB Common Stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such shareholder and (y) such shareholder's basis for the shares of MFB Common Stock surrendered, provided that the cash payment does not have the effect of the distribution of a dividend (Code sections 1001 and 302(a)).  Such gain or loss will be capital gain or loss if the shares of MFB Common Stock surrendered were capital assets in the hands of the individual holder, and long-term or short-term depending on the individual holder's holding period for each block of MFB Common Stock surrendered (Code section 1222).  Generally, an individual shareholder’s capital gain will be long-term if the holder has held the shares of MFB Common Stock for more than one year.  However, if the cash payment does have the effect of the distribution of a dividend, such shareholder will recognize income in the amount of the cash received (without regard to such shareholder's basis in the MFB Common Stock surrendered), which generally will be taxable as dividend income (Code sections 302(d) and 301).  Any long-term capital gain or dividend income recognized in the Merger by an individual MFB shareholder generally will be subject to a maximum federal income tax rate of 15%; provided in the case of dividend income it is qualified dividend income and the individual shareholder held the shares giving rise to such income for more than 61 days during the 121 day period beginning 60 days before the closing date.

The determination of whether a cash payment has the effect of the distribution of a dividend will be made pursuant to the provisions and limitations of Code section 302, taking into account the stock ownership attribution rules of Code section 318.  Because such determination generally will depend on the facts and circumstances of each MFB shareholder, we express no opinion as to whether the cash payments discussed in this paragraph 4 will be treated as having the effect of the distribution of a dividend.

A cash payment will be considered not to have the effect of the distribution of a dividend under Code section 302 only if the cash payment (i) results in a "complete redemption" of such shareholder's actual and constructive stock interest, (ii) qualifies as a "substantially disproportionate" reduction in such shareholder's actual and constructive stock interest, or (iii) is not "essentially equivalent to a dividend" (Code sections 302(b)(1), (2) and (3)).

A cash payment will result in a "complete redemption" of a shareholder's stock interest if such shareholder does not actually or constructively own any stock after the Merger.  A reduction in a shareholder's stock interest will be "substantially disproportionate" if (i) the percentage of outstanding shares actually and constructively owned by such shareholder after the receipt of the cash payment is less than four-fifths (80%) of the percentage of outstanding shares actually and constructively owned by such shareholder immediately prior to the receipt of the cash payment, and (ii) such shareholder actually and constructively owns less than fifty percent (50%) of the number of shares outstanding after the receipt of the cash payment (Code section 302(b)(2)).  The cash payment will not be "essentially equivalent to a dividend" if there has been a "meaningful reduction" (as the quoted term has been interpreted by judicial authorities and by rulings of the Internal Revenue Service (the "Service")) of the shareholder's actual and constructive ownership interest (Code section 302(b)(1); United States v. Davis, 397 U.S. 301 (1970); see, e.g., Rev. Rul. 76-385, 1976-2 C.B. 92; Rev. Rul. 76-364, 1976-2 C.B. 91).

Under the traditional analysis (which apparently continues to be used by the Service), Code section 302 will apply as though the distribution of cash were made by MFB in a hypothetical redemption of MFB Common Stock immediately prior to, and in a transaction separate from, the Merger (the "deemed MFB redemption").  Thus, under the traditional analysis, the determination of whether a cash payment results in a complete redemption of interest, qualifies as a substantially disproportionate reduction of interest, or is not essentially equivalent to a dividend will be made by comparing (x) the shareholder's actual and constructive stock interest in MFB before the deemed MFB redemption, with (y) such shareholder's actual and constructive stock interest in MFB after the deemed MFB redemption (but before the Merger).  Nevertheless, in view of Commissioner v. Clark, 489 U.S. 726 (1989), many tax practitioners believe that the continuing validity of the traditional analysis is open to question and that, in a transaction such as the Merger, the receipt of solely cash in exchange for stock actually owned should be treated in accordance with the principles of Commissioner v. Clark, supra, as if the MFB Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger for shares of MutualFirst Common Stock followed immediately by a redemption of such shares by MutualFirst for the cash payment (the "deemed MutualFirst redemption").  Under this analysis, the determination of whether a cash payment satisfies any of the foregoing tests would be made by comparing (i) the shareholder's actual and constructive stock interest in MutualFirst before the deemed MutualFirst redemption (determined as if such shareholder had received solely MutualFirst Common Stock in the Merger), with (ii) such shareholder's actual and constructive stock interest in MutualFirst after the deemed MutualFirst redemption.  Because this analysis is more likely to result in capital gain treatment than the traditional analysis, each MFB shareholder who receives solely cash in exchange for all of the MFB Common Stock he or she actually owns should consult his or her own tax advisor with regard to the proper treatment of such cash.

The determination of ownership for purposes of the foregoing tests will be made by taking into account both shares actually owned by such shareholder and shares constructively owned by such shareholder pursuant to Code section 318 (Code section 302(c)).  Under Code section 318, a shareholder will be deemed to own stock that is owned or deemed to be owned by certain members of his or her family (spouse, children, grandchildren, and parents) and other related parties including, for example, certain entities in which such shareholder has a direct or indirect interest (including partnerships, estates, trust and corporations), as well as shares of stock that such shareholder (or a related person) has the right to acquire upon exercise of an option or conversion right.  Code section 302(c)(2) provides certain exceptions to the family attribution rules for the purpose of determining whether a complete redemption of a shareholder's interest has occurred for purposes of Code section 302.

5.           Each shareholder of MFB, who exchanges, in the Merger, shares of MFB Common Stock solely for shares of MutualFirst Common Stock and cash:

(a)           will not recognize any loss (determined separately as to each block of MFB Common Stock exchanged), except with regard to cash received in lieu of a fractional share, as discussed below (Code section 356(c));

(b)           will realize gain (determined as to each block of MFB Common Stock exchanged) if (i) the sum of the amount of cash and the fair market value of the shares of MutualFirst Common Stock received (including any fractional share of MutualFirst Common Stock deemed to be received, as described in paragraph 6 below) exceeds (ii) the tax basis of the MFB Common Stock surrendered in exchange therefor, and will recognize such gain, if any, up to but not in excess of the amount of cash received (excluding cash received in lieu of a fractional share) (Code sections 1001 and 356(a));

(c)           will have an aggregate basis for the shares of MutualFirst Common Stock received (including any fractional share of MutualFirst Common Stock deemed to be received, as described in paragraph 6 below) equal to the basis of the shares of MFB Common Stock surrendered, increased by the amount of gain, if any, recognized by such holder and decreased by the amount of any cash received (excluding cash received in lieu of a fractional share) (Code section 358(a)); and

(d)           will have a holding period for the shares of MutualFirst Common Stock received (including any fractional share of MutualFirst Common Stock deemed to be received, as described in paragraph 6 below) which includes the period during which the shares of MFB Common Stock surrendered were held, provided that the shares of MFB Common Stock surrendered were capital assets in the hands of such holder (Code section 1223(1)).

No opinion is expressed as to whether the recognized gain described in subparagraph (b) of this paragraph 5 will be capital gain or will be treated as the receipt of a taxable dividend.  Provided that the receipt of the cash by the MFB shareholder does not have the effect of the distribution of a dividend, such gain will be capital gain to an individual shareholder if the shares of MFB Common Stock exchanged were capital assets in the hands of the holder, and long-term or short-term depending on the holder's holding period for each block of MFB Common Stock surrendered (Code section 1222).  Generally, an individual shareholder’s gain will be long-term capital if the holder has held the shares of MFB Common Stock for more than one year.  However, if the cash payment does have the effect of the distribution of a dividend, such gain generally will be taxable as dividend income (Code section 356(a)).  Any long-term capital gain or dividend income recognized in the Merger by an individual MFB shareholder generally will be subject to a maximum federal income tax rate of 15%; provided in the case of dividend income it is a qualified dividend and the individual shareholder held the shares giving rise to such income for more than 61 days during the 121 day period beginning 60 days before the closing date.

Under Code section 356, the determination of whether a cash payment has the effect of the distribution of a dividend will be made generally in accordance with the principles of Code section 302, taking into account the stock ownership attribution rules of Code section 318.  Because this determination generally will depend on the facts and circumstances of each MFB shareholder, we express no opinion as to whether the cash payments discussed in this paragraph 5 will be treated as having the effect of the distribution of a dividend.

A cash payment will be considered not to have the effect of the distribution of a dividend under section 302 only if the cash payment (i) results in a "substantially disproportionate" reduction in such shareholder's actual and constructive stock interest, or (ii) is not "essentially equivalent to a dividend" (Code sections 302(b)(1) and (2)).  These two tests will be applied as if all MFB Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger solely for shares of MutualFirst Common Stock, and such shares of MutualFirst

Common Stock were then redeemed by MutualFirst in return for the cash payments.  Accordingly, the determination of whether a cash payment to a MFB shareholder satisfies either of the foregoing tests will be made by comparing (i) such shareholder's actual and constructive stock interest in MutualFirst before the deemed MutualFirst redemption (determined as if such shareholder had received solely MutualFirst Common Stock in the Merger), with (ii) such shareholder's actual and constructive stock interest in MutualFirst after the deemed MutualFirst redemption.  Commissioner v. Clark, 489 U.S. 726 (1989).

A cash payment will result in a "substantially disproportionate" reduction in a shareholder's stock interest if (i) the percentage of outstanding MutualFirst Common Stock actually and constructively owned by such shareholder after the deemed MutualFirst redemption is less than four-fifths (80%) of the percentage of outstanding MutualFirst Common Stock actually and constructively owned by such shareholder immediately prior to the deemed MutualFirst redemption (determined as if such shareholder had received solely MutualFirst Common Stock in the Merger), and (ii) such shareholder actually and constructively owns less than fifty percent (50%) of the number of shares outstanding after the deemed MutualFirst redemption (Code section 302(2)).  The cash payment will not be "essentially equivalent to a dividend" if the deemed MutualFirst redemption results in a "meaningful reduction" (as the quoted term has been interpreted by judicial authorities and by rulings of the Service) of the shareholder's actual and constructive ownership interest (Code section 302(b)(1); United States v. Davis, 397 U.S. 301 (1970); see, e.g., Rev. Rul. 76-385, 1976-2 C.B. 92; Rev. Rul. 76-364, 1976-2 C.B. 91).

The determination of ownership for purposes of each of the foregoing tests will be made by taking into account both shares of MutualFirst Common Stock actually owned by such shareholder and shares of MutualFirst Common Stock constructively owned by such shareholder pursuant to Code section 318 (Code section 356(a)).  Under Code section 318, a shareholder will be deemed to own stock that is owned or deemed to be owned by certain members of his or her family (spouse, children, grandchildren, and parents) and other related parties including, for example, certain entities in which such shareholder has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as shares of stock that such shareholder (or a related person) has the right to acquire upon exercise of an option or conversion right.

6.           Each shareholder of MFB who receives cash in lieu of a fractional share of MutualFirst Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by MutualFirst.  Provided that the shares of MFB Common Stock surrendered were capital assets in the hands of such holder, the receipt of such cash will cause the individual recipient to recognize capital gain or loss, equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of MutualFirst Common Stock allocable to the fractional share interest (Code sections 1001 and 1222; Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).

* * * * * * * * * * * *
We express no opinion with regard to (1) the federal income tax consequences of the Merger not addressed expressly by this opinion, including without limitation, (i) the tax consequences, if any, to those shareholders of MFB who acquired shares of MFB Common

Stock pursuant to the exercise of stock options or otherwise as compensation, and (ii) the tax consequences to special classes of shareholders, if any, including without limitation, foreign persons, financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers or brokers in securities, and persons that hold MFB Common Stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction; and (2) federal, state, local, or foreign taxes (or any other federal, state, local, or foreign laws) not specifically referred to and discussed herein.  Further, our opinion is based upon the Code, Treasury Regulations proposed or promulgated thereunder, and administrative interpretations and judicial precedents relating thereto, all of which are subject to change at any time, possibly with retroactive effect, and we assume no obligation to advise you of any subsequent change thereto.  If there is any change in the applicable law or regulations, or if there is any new administrative or judicial interpretation of the applicable law or regulations, any or all of the federal income tax consequences herein may become inapplicable.  We do not undertake to advise you as to any changes after the date hereof in applicable law or regulations or changes in the interpretation of existing laws and regulations that may affect our opinions.

The foregoing opinion reflects our legal judgment solely on the issues presented and discussed herein.  This opinion has no official status or binding effect of any kind.  Accordingly, we cannot assure you that the Service or any court of competent jurisdiction will agree with this opinion.

This opinion is furnished to you for use by you in connection with the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  We also consent to being named in the Registration Statement as your tax counsel with respect to the above-mentioned matters.  In giving such consents, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Very truly yours,

SILVER, FREEDMAN & TAFF, L.L.P.